Via EDGAR

July 29, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
File No. 000-27512

Dear Mr. Gilmore:

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of July 22, 2011 to Mr. Peter E. Kalan of CSG relating to the above referenced filing.

For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 12 – Unaudited Quarterly Financial Data, page 88

1.	We have reviewed your response to prior comment 4 and while we note you do not present gross margin/profit on your Consolidated Statements of Income, you should present gross profit/margin, or alternatively, cost of revenues in your unaudited quarterly financial data schedule. Refer to Item 302(A)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

Corporate Headquarters  |  9555 Maroon Circle  |  Englewood, CO 80112  |  phone: 303.200.2000

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 29, 2011

In future filings we will present “Total cost of revenues (exclusive of depreciation)” as an additional line item in our unaudited quarterly financial data schedule.

If you have any questions related to the information contained herein, please do not hesitate to contact me at (303) 200-2000.

Sincerely,

/s/  Randy R. Wiese

Randy R. Wiese,

Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

cc:	Peter E. Kalan, Chief Executive Officer and President
Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary, and
Chief Administrative Officer
Walter Honeycutt, KPMG LLP